March 12, 2009

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Michael R. Clampitt
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BBVA Banco Frances S.A.
Form 20-F for the year ended December 31, 2007
Filed March 31, 2007
File No. 001-12568

Dear Mr. Clampitt:

By letter dated February 26, 2009, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”). In response to your comments and on behalf of the Company, we have duly noted those comments as indicated below. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

BBVA Banco Francés S.A. Form 20-F for the year ended December 31, 2007

Item 7 Major Shareholders and Related Party Transactions

Related Party Transactions

1.	We note that the company has not identified the names of the key management personnel included in the related party transactions table on page 134. In future filings, please

Mr. Michael R. Clampitt U.S. Securities and Exchange Commission	March 12, 2009

identify the director, senior management member or other related party required to be described by Item 7.B of Form 20-F who received the loan. In the alternative, please confirm that the company will comply with Instruction  2 or 3 to Item 7.B of Form 20-F, if applicable.

Response:

We duly note the Staff’s comment and we confirm that the company will comply with Instruction 2 to Item 7.B of Form 20-F, as applicable.  To this effect  the following text will be added as a reference to the table captioned “Transactions Between Related Parties”:

Key Management Personnel (*)

(*) includes directors, senior managers, members of the audit committee and managers with relevant authority.
The transactions included in this section (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Exhibit 12.1 and 12.2

Section 302—Certifications

2.
We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibit 12.1 and 12.2 to the Form 20-F contain modifications of the exact form of certification as set forth in the instructions to the exhibits in Form 20-F.  For example, the certifications include a reference to the “Annual Report” rather than referring only to the “report” and use the word “registrant” instead of “company”.  In future filings, please ensure that the certifications are in the exact form as set forth in the instructions to the exhibits in Form 20-F, except as

Mr. Michael R. Clampitt U.S. Securities and Exchange Commission	March 12, 2009

otherwise indicated in Commission statements or staff interpretations.

Response:

We duly note the Staff’s comment.

* * * *

In addition, as requested, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at 011-54-11-4341-5083 or Andrés V. Gil of Davis Polk & Wardwell, our U.S. legal counsel, at 212-450-4779.

Yours sincerely,

/s/ Martin Ezequiel Zarich

Martin Ezequiel Zarich Chief Financial Officer BBVA Banco Frances S.A.

cc	Mr. Andrés V. Gil, Esquire, Davis Polk & Wardwell.